Exhibit 99.2

Management's Discussion and Analysis

First Quarter 2026 Results

May 6, 2026

First Quarter Overview

•	Safely and responsibly produced 130,100 ounces of gold and 3,200 tonnes of copper, as per plan.
•	All-In Sustaining Cost (“AISC”)† of $2,094 per ounce.
•	Record quarterly revenue of $715 million at a record average realized gold price of $4,894 per ounce.
•	EBITDA Margin† of 58%, net profit[2] of $228 million and EPS of $1.01.
•	Record Operating Cash Flow of $382 million, generating strong Free Cash Flow† of $255 million.
•	Cash balance increased by 30% to $620 million. No debt, with revolving credit facility undrawn.
•	Completed $77 million in share repurchases, in line with the $350 million buyback program for 2026.
•	Released updated NI 43-101 technical reports for Haile, Macraes and Didipio, demonstrating a stable production profile and longer mine lives at each of the assets.
•	Confirmed continuity and extension of a newly defined southern high-grade zone at Wharekirauponga, with the portal now constructed and decline development underway.
•	Listed on the New York Stock Exchange (“NYSE”) on April 7, 2026.
		Q1 2026	Q4 2025	Q1 2025
Gold Produced[1]	koz	130.1	157.4	117.4
Copper Produced[1]	kt	3.2	3.2	3.4
AISC†	$/oz	2,094	1,761	1,796
Revenue	$M	714.5	652.4	359.9
Net profit[2]	$M	228.4	327.7	99.7
Adjusted net profit†2	$M	229.5	201.7	100.7
EBITDA†	$M	416.7	543.2	192.0
Adjusted EBITDA†	$M	417.8	374.0	193.0
Free Cash Flow†	$M	255.2	259.4	68.8
Earnings per share - diluted[2]	$/share	$1.01	$1.42	$0.42
Adjusted earnings per share - diluted†2	$/share	$1.01	$0.88	$0.42

1 Production is on a 100% basis as all operations are controlled by OceanaGold.

2 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	1

Table of Contents
Results Overview	3
Capital Expenditures	5
Safety	5
Outlook	6
Mine Operations and Results
Haile	7
Macraes	10
Waihi	13
Didipio	16
Other Properties	19
Financial Results	20
Liquidity and Capital Resources	23
Capital Commitments	26
Transactions with Related Parties	26
Outstanding Share Data	27
Non-IFRS Financial Information	27
Internal Controls	33
Accounting Estimates, Policies and Changes	33
Risk and Uncertainties	33
Notes to Reader	34

This Management’s Discussion & Analysis (“MD&A”) is dated as of May 6, 2026 and should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2026. In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.ca. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's outlook presented in this MD&A reflect total production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.

This MD&A contains certain “forward-looking statements” under Canadian and U.S. securities laws. All statements included in this MD&A, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of the Company, are forward-looking statements that involve various risks, uncertainties and assumptions. Please refer to the cautionary language under the “Notes to Reader” section of this MD&A. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in the “Risks and Uncertainties” section of this MD&A.

Nature of Operations

OceanaGold is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and, since April 7, 2026, under the same symbol on the NYSE in the United States. The Company is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	2

Results Overview

Operational and Financial

		Q1 2026	Q4 2025	Q1 2025
Gold Produced[1]
Haile	koz	41.6	55.6	51.6
Macraes	koz	51.5	55.8	28.4
Waihi	koz	16.6	22.2	16.8
Didipio	koz	20.4	23.8	20.6
Total gold produced[1]	koz	130.1	157.4	117.4
Gold Sales
Haile	koz	47.3	50.3	57.2
Macraes	koz	47.9	53.7	23.7
Waihi	koz	17.6	21.1	15.9
Didipio	koz	22.6	20.6	17.8
Total Gold Sales	koz	135.4	145.7	114.6
Average Gold Price	$/oz	4,894	4,227	2,858
Copper Produced[1] - Didipio	kt	3.2	3.2	3.4
Copper Sales[1] - Didipio	kt	3.3	2.9	3.2
Average Copper Price	$/lb	6.10	5.35	4.27
Silver Produced	koz	130.7	136.2	162.7
Cash Costs†
Haile	$/oz	1,779	1,529	715
Macraes	$/oz	970	885	1,369
Waihi	$/oz	1,556	1,584	1,445
Didipio	$/oz	748	883	871
Consolidated Cash Costs†	$/oz	1,292	1,207	976
AISC†
Haile	$/oz	2,637	2,295	1,551
Macraes	$/oz	1,506	1,286	2,313
Waihi	$/oz	2,155	2,068	2,019
Didipio	$/oz	1,298	1,422	1,130
Consolidated AISC†	$/oz	2,094	1,761	1,796
Free Cash Flow†	$M	255.2	259.4	68.8
Net profit[2]	$M	228.4	327.7	99.7
Adjusted net profit†[2]	$M	229.5	201.7	100.7
EBITDA†	$M	416.7	543.2	192.0
Adjusted EBITDA†	$M	417.8	374.0	193.0
Earnings per share - diluted[2]	$/share	$1.01	$1.42	$0.42
Adjusted earnings per share - diluted†2	$/share	$1.01	$0.88	$0.42

1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	3

Production

The Company produced 130,100 ounces of gold and 3,200 tonnes of copper in the first quarter of 2026. Consolidated annual production is tracking in line with expectations to achieve 2026 Guidance. Gold production for the quarter was 17% lower than the prior quarter, primarily driven by 25% lower production at Haile as a result of the planned mining sequence at Ledbetter Phase 3, in addition to some impacts from winter weather events during the quarter. Production at Macraes was 8% lower in the quarter as a result of completion of mining in Innes Mills Phase 7 and Gay Tan 5 in the prior quarter. Production was lower at Waihi and Didipio by 25% and 14% respectively, due to the planned mine sequence.

First quarter gold production was 11% higher than the prior corresponding quarter, driven by an 81% increase in gold production at Macraes as a result of higher grade ore mined from Innes Mills Phase 8, compared to lower grade ore mined in Innes Mills Phase 7 in the prior corresponding period. This was partially offset by a 19% decrease in production at Haile related to the planned mine sequence in Ledbetter Phase 3. Production at Waihi and Didipio during the quarter was comparable to the prior corresponding quarter.

AISC†

The Company recorded first quarter AISC† of $2,094 per ounce on gold sales of 135,400 ounces, a 19% increase in AISC† from the prior quarter. AISC† was higher primarily due to a decrease in gold sales volumes at Haile, Macraes and Waihi, as well as higher stock-based compensation costs (as AISC† includes the cash settled element of stock-based compensation over the year of vesting). These impacts were partially offset by higher copper by-products credits at Didipio.

First quarter AISC† was 17% higher than the prior corresponding quarter due to lower production at Haile, sustaining capital investment in operational productivity and reliability improvement initiatives, labour cost inflation inclusive of higher stock-based compensation, as well as increased site infrastructure capital at Haile and mining infrastructure and fleet additions at Didipio. This was partially offset by an 18% increase in gold ounces sold at Macraes, Waihi and Didipio as well as higher by-product credits at Didipio.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	4

Capital and Exploration Expenditure

Quarter ended $M	Haile	Macraes	Waihi	Didipio	Consolidated
					Q1 2026	Q4 2025	Q1 2025
Sustaining Capital	18.6	7.6	4.8	8.1	39.1	51.5	23.9
Deferred stripping and Capitalized Mining	21.2	15.8	4.7	4.2	45.9	26.5	55.3
Growth Capital[1]	14.0	8.6	17.1	5.5	45.2	35.6	11.4
Exploration[1,2]	2.5	2.9	4.7	1.3	11.4	11.5	7.1
Total expenditure	56.3	34.9	31.3	19.1	141.6	125.1	97.7
1	Growth capital and exploration at Waihi includes Waihi North Project (“WNP”) costs of $19.9 million, $21.6 million and $6.8 million for the first quarter of 2026, fourth quarter of 2025 and first quarter of 2025, respectively.
2	Exploration expenditure by location includes related regional greenfield exploration, where applicable.

First quarter capital and exploration expenditure of $141.6 million was higher than the prior quarter primarily due to increased deferred stripping and capitalized mining at Haile, which was related to the mining sequence in Ledbetter Phase 3 and acceleration of waste stripping at Snake Pit where access conditions were more favourable compared to the Ledbetter pit during the winter weather events. Higher deferred stripping and capitalized mining costs at Macraes were related to the continued execution of the planned Coronation North Phase 5 waste removal campaign. Growth capital expenditure increased primarily due to investment in the WNP and Palomino Underground Project at Haile, with the increase partially offset by lower sustaining capital expenditure in the quarter.

Capital and exploration expenditure in the quarter was $43.9 million higher compared to the prior corresponding quarter due to increased sustaining capital, primarily due to Haile site infrastructure and increased growth capital associated with WNP and the Palomino Underground Project at Haile.

Safety

Quarter ended	Haile	Macraes	Waihi	Didipio	Exploration	Consolidated
						Q1 2026	Q4 2025	Q1 2025
Fatalities	-	-	-	-	-	-	-	-
12MMA TRIFR[1]	1.1	2.0	1.9	0.2	1.2	0.9	0.7	0.9
Recordable injuries	2	6	4	3	1	16	10	4

1 Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked, 12 month moving average.

There were 16 recordable injuries during the quarter compared to 10 recordable injuries in the prior quarter. Hand and finger injuries account for a majority of the recordable injuries in 2026. The Company’s safety plans remain directed towards improvements in safety performance generally, with an emphasis on the in-field verification of critical controls for high risk tasks and a renewed “stop and think” program.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	5

Outlook

The Company’s 2026 production, cost and capital Guidance is outlined in the table below and remains unchanged. The annual production profile is expected to be slightly higher in the second half of the year, with strongest production in the second and fourth quarters. Increasing production at Haile is expected to offset progressively lower production at Macraes, while consolidated AISC† is expected to step down throughout the year. The Company continues to monitor potential cost pressure related to the ongoing Iran conflict.

Production at Haile is expected to increase to approximately 60,000 ounces in the second quarter and further increase in the third and fourth quarters, driving the consolidated production profile for the year. AISC† at Haile is expected to reduce significantly in the second quarter as a result of the planned production profile.

Pre-strip and capitalized mining costs at Haile are expected to be higher for the year, due to acceleration of waste stripping at Snake Pit where access conditions were more favourable compared to the Ledbetter pit during the winter weather events. This has the benefit of de-risking future years.

2026 Full-Year Guidance

Production & Costs[1]		Haile			Macraes			Waihi			Didipio			Consolidated
Gold Production	koz	235	-	260	135	-	155	60	-	75	85	-	105	520	-	590
Copper Production	kt	-	-	-	-	-	-	-	-	-	13	-	15	13	-	15
Cash Costs†,2	$/oz	970	-	1,070	1,275	-	1,375	1,600	-	1,800	615	-	715	1,050	-	1,200
AISC†,2	$/oz	1,500	-	1,700	1,950	-	2,150	2,100	-	2,300	975	-	1,100	1,750	-	1,900

Capital Investments[1,3,4] ($M)	Haile	Macraes	Waihi	Didipio	Consolidated	Included in AISC†
Sustaining capital	95	30	15	25	170	170
Pre-strip and Capitalized Mining	45	65	15	10	135	135
Growth	90	10	160	20	280	-
Exploration	10	10	25	10	60	15
Total Investments	240	115	215	65	645	320
1	Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a NZD to USD exchange rate of 0.58.
2	Includes by-product allocations based on a copper price of $5.85 per pound and a silver price of $95 per ounce.
3	Excludes capital leases.
4	Capital Investments Guidance range of ±5%; Consolidated includes corporate capital.

Iran Conflict

To date, the direct impacts of the Iran conflict on the Company’s operations have been limited, and supply chains have continued to support normal business operations. Though there has been no disruption to operations to date, sustained higher diesel prices and supply-side factors have the potential to impact operating and capital costs. The Company continues to monitor global conditions closely and, while contingency plans are in place, the full extent of potential impacts remains uncertain.

Higher diesel costs related to the increase in oil prices during the quarter following the escalation of the Iran conflict were largely offset by the Company’s diesel hedging program. Diesel represents approximately 6% of the Company’s 2026 AISC† guidance with the majority of usage at the Haile and Macraes open-pit operations, where approximately 80% of planned consumption is hedged on a rolling 12-month basis. With the diesel hedges in place at the two operations, should an oil price of $100 per barrel prevail for the remainder of 2026, the Company’s 2026 AISC† is estimated to increase by approximately $25 per ounce.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	6

Haile

Production performance

		Q1 2026	Q4 2025	Q1 2025
Gold Produced	koz	41.6	55.6	51.6
Ore Mined (Open Pit)	kt	368	591	583
Ore Mined Grade (Open Pit)	g/t	1.60	1.75	2.56
Waste Mined (Open Pit)	kt	6,248	7,317	8,947
Ore Mined (U/G)	kt	195	208	119
Ore Mined Grade (U/G)	g/t	3.23	5.30	3.74
Waste Mined (U/G)	kt	78	40	40
Mill Feed	kt	844	852	602
Mill Feed Grade	g/t	1.86	2.37	3.05
Gold Recovery	%	82.5	85.6	87.5

First quarter gold production was 25% lower than the prior quarter, driven by a 38% decrease in ore tonnes mined at 9% lower grade from the open pit. The planned mining sequence in Ledbetter Phase 3 accounts for the majority of the variance in ore tonnes mined from the open pit, while winter weather events also contributed to the decrease, as equipment was relocated from ore mining at Ledbetter to waste stripping at Snake Pit where access conditions were more favourable during the inclement weather. Underground ore tonnes and grade were also lower compared to the prior quarter as planned, related to the stope sequence. Mill feed was supplemented from lower grade stockpiles and, combined with the lower grade mined, the mill feed grade was 22% lower. Recovery rates decreased by 4% as a reflection of lower mill feed grade.

First quarter gold production was 19% lower than the prior corresponding quarter driven by a 37% decrease in ore tonnes mined at 38% lower grade from the open pit, as the current quarter reflected mining in Ledbetter Phase 3, while the prior corresponding quarter reflected mining in Ledbetter Phase 2. Recovery rates decreased by 6% as a reflection of the 39% decrease in grade to the mill. This was offset by a 40% increase in mill throughput as a result of process plant improvement initiatives.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	7

Financial performance

		Q1 2026	Q4 2025	Q1 2025
Gold Sales	koz	47.3	50.3	57.2
Average Gold Price Received	$/oz	4,795	4,232	2,857
Cash Costs†	$/oz	1,779	1,529	715
AISC†	$/oz	2,637	2,295	1,551
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	6.74	5.18	4.14
Mining Cost (U/G)[1]	$/t mined	85.14	85.17	95.74
Processing Cost	$/t milled	28.67	33.12	29.28
General & Administrative (“G&A”) Cost	$/t milled	16.43	22.46	18.65
1	Mining unit costs include allocation of any capitalized mining costs.

First quarter open pit mining unit costs were 30% higher than the prior quarter driven primarily by a 16% decrease in tonnes mined. Open pit mining unit costs were 63% higher than the prior corresponding quarter, driven by a 31% decrease in tonnes mined and higher labour costs, including stock-based compensation expenses.

First quarter underground mining unit costs were comparable to the prior quarter and 11% lower than the prior corresponding quarter, driven by a 71% increase in tonnes mined attributed to stope sequencing and productivity improvements, partially offset by higher labour costs and increased planned maintenance activity.

First quarter processing unit costs were 13% lower than the prior quarter primarily due to lower planned maintenance costs. Processing unit costs were marginally lower than the prior corresponding quarter due to an increase in mill feed, partially offset by higher labour costs, including stock-based compensation expenses.

First quarter G&A unit costs were 27% lower than the prior quarter primarily reflecting lower stock-based compensation following a higher share price-driven charge in the prior quarter. G&A unit costs decreased from the prior corresponding quarter primarily due to an increase in mill feed.

First quarter AISC† of $2,637 per ounce sold was 15% higher than the prior quarter primarily due to a 6% decrease in gold sales volumes. AISC† was 70% higher than the prior corresponding period primarily due to a 17% decrease in gold sales volumes, period on period wage inflation, increased cash settled stock-based compensation, higher planned maintenance costs and increased sustaining capital related to site infrastructure.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	8

Exploration

First quarter exploration expenditure totaled $2.5 million for a total of 6,560 metres drilled.

Underground drilling at Horseshoe Underground totaled 3,880 metres in the first quarter, targeting conversion and extension opportunities in the lower and western portions of the deposit.

From surface, 2,680 metres were completed on both early-stage exploration targets at Clydesdale and resource conversion targets at Ledbetter Underground and Pisces.

There are approximately 34,500 metres of drilling planned at Haile in 2026 at an estimated cost of $10 million from both surface and underground.

Projects

Construction of the TSF lift and West PAG storage facility continued in the first quarter.

Development of the decline toward Palomino Underground commenced during the quarter in accordance with the plan to achieve first ore in 2028. Additional activities related to surface and underground infrastructure, procurement of mobile equipment and consumables related to the Palomino Underground also continued in the quarter.

On March 27, 2026, the Company released an updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for Haile entitled “NI 43-101 Technical Report - Haile Gold Mine, Lancaster County, South Carolina”, with an effective date of December 31, 2025.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	9

Macraes

Production performance

		Q1 2026	Q4 2025	Q1 2025
Gold Produced	koz	51.5	55.8	28.4
Ore Mined (Open Pit)	kt	1,253	2,215	1,356
Ore Mined Grade (Open Pit)	g/t	1.13	1.02	0.49
Waste Mined (Open Pit)	kt	10,743	7,699	7,824
Ore Mined (U/G)	kt	317	327	215
Ore Mined Grade (U/G)	g/t	1.76	1.78	1.85
Waste Mined (U/G)	kt	43	30	70
Mill Feed	kt	1,422	1,495	1,471
Mill Feed Grade	g/t	1.29	1.34	0.73
Gold Recovery	%	87.1	86.5	82.5

First quarter gold production was 8% lower than the prior quarter primarily driven by lower open pit ore tonnes mined as a result of completion of Innes Mills Phase 7 and Gay Tan 5 in the prior quarter. Open pit waste tonnes mined were 40% higher than the prior quarter as waste stripping activities were initiated at Coronation North 5. Mill feed grade was 4% lower than the prior quarter due to lower open pit ore tonnes mined, resulting in some supplemental stockpile feed to the mill.

First quarter gold production was 81% higher than the prior corresponding quarter primarily driven by higher grade ore mined from Innes Mills Phase 8, compared to lower grade ore mined in Innes Mills Phase 7 in the prior corresponding period. Higher ore grades mined reflected in a 77% increase in mill feed grade and a 6% increase in recovery compared to the prior corresponding period.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	10

Financial performance

		Q1 2026	Q4 2025	Q1 2025
Gold Sales	koz	47.9	53.7	23.7
Average Gold Price Received	$/oz	4,890	4,186	2,819
Cash Costs†	$/oz	970	885	1,369
AISC†	$/oz	1,506	1,286	2,313
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.74	1.90	1.90
Mining Cost (U/G)[1]	$/t mined	50.92	43.26	51.57
Processing Cost	$/t milled	11.28	7.52	8.62
G&A Cost	$/t milled	6.18	9.14	5.03
1	Mining unit costs include allocation of any capitalized mining costs.

First quarter open pit mining unit costs were 8% lower than the prior quarter and the prior corresponding quarter due to an increase in material mined.

First quarter underground mining unit costs were 18% higher than the prior quarter due to higher labour costs and higher planned maintenance costs. Underground mining unit costs were 1% lower than the prior corresponding quarter as primarily higher labour costs were offset by an increase in material mined.

First quarter processing unit costs were 50% higher than the prior quarter and 31% higher than the prior corresponding quarter, reflecting lower mill throughput and the costs associated with a planned major shutdown of the processing plant, together with higher labour costs and higher electricity rates.

First quarter G&A unit costs were 32% lower than the prior quarter reflecting lower stock-based compensation following a higher share price-driven charge in the prior quarter, partially offset by lower mill throughput. G&A unit costs were 23% higher than the prior corresponding quarter due to lower mill throughput, higher labour costs including stock-based compensation and increased allocation of site support services.

First quarter AISC† of $1,506 per ounce was 17% higher than the prior quarter primarily due an 11% decrease in gold sales volumes and higher labour costs and higher government royalty payments. First quarter AISC† was 35% lower than the prior corresponding quarter primarily due to a significant increase in gold sales.

Exploration

First quarter exploration expenditure totaled $2.9 million for 11,175 metres drilled.

Drilling during the quarter occurred at Coronation where the program to convert Inferred Mineral Resources in phases 7 and 8 was completed. At Golden Point Underground (GPUG) drilling was focused on both conversion and expansion drilling. At Innes Mills, drilling targeted ongoing conversion of Inferred Mineral Resources in Phase 11.

There are approximately 45,000 metres of drilling planned at Macraes in 2026 at an estimated cost of $10 million from both surface and underground.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	11

Projects

During the quarter, work continued on the Macraes Phase 4 (“MP4”) Fast-track application for the required permits for the ongoing mine life extension plans, expected to be submitted mid-year 2026.

On March 27, 2026, the Company released an updated NI 43-101 technical report for Macraes entitled “NI 43-101 Technical Report - Macraes Operation, Otago, New Zealand”, with an effective date of December 31, 2025.

Beyond the current Mineral Reserves life, further mine life extension opportunities are being evaluated that could potentially extend mine life into the 2040s, given the higher gold price environment.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	12

Waihi

Production performance

		Q1 2026	Q4 2025	Q1 2025
Gold Produced	koz	16.6	22.2	16.8
Ore Mined	kt	184	232	159
Ore Mined Grade	g/t	3.14	3.83	3.56
Waste Mined	kt	98	76	140
Mill Feed	kt	170	188	152
Mill Feed Grade	g/t	3.25	3.97	3.63
Gold Recovery	%	93.6	92.4	94.6

First quarter gold production was 25% lower than the prior quarter driven by a 21% decrease in ore tonnes mined at 18% lower grade, as a result of the planned stope sequence. Mill feed was 10% lower than the prior quarter due to a two-week planned shutdown of the process plant required to complete scheduled upgrades. Mill feed grade was lower as a result of the lower mined grade. Recovery improved by 1% from the prior quarter despite the lower grade, as a result of grind size improvements.

First quarter gold production was in line with the prior corresponding quarter. A 16% increase in ore tonnes mined was offset by a 12% decrease in grade mined and resulting 1% decrease in recovery. These variations reflect the planned stope sequence.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	13

Financial performance

		Q1 2026	Q4 2025	Q1 2025
Gold Sales	koz	17.6	21.1	15.9
Average Gold Price Received	$/oz	4,975	4,194	2,918
Cash Costs†	$/oz	1,556	1,584	1,445
AISC†	$/oz	2,155	2,068	2,019
Unit Costs
Mining Cost[1]	$/t mined	96.09	102.83	74.11
Processing Cost	$/t milled	39.47	30.77	30.51
G&A Cost	$/t milled	37.20	54.68	34.09
1	Mining unit costs include allocation of any capitalized mining costs.

First quarter underground mining unit costs were 7% lower than the prior quarter due to lower costs associated with supporting the improvement plan. Underground mining unit costs were 30% higher than the prior corresponding quarter due to lower tonnes mined and increased labour and maintenance costs associated with the underground improvement plan.

First quarter processing unit costs were 28% higher than the prior quarter due to a decrease in tonnes milled and higher diesel costs used during synchronization of generators with the electricity grid. Processing unit costs were 29% higher than the prior corresponding quarter due to the same higher diesel and electricity costs, partially offset by an increase in tonnes milled.

First quarter G&A unit costs were 32% lower than the prior quarter due to higher tonnes milled and lower stock-based compensation, following a higher share-price-driven charge in the prior quarter. G&A unit costs were 9% higher than the prior corresponding quarter primarily due to higher stock-based compensation expenses and increased allocation of site support service costs, partially offset by higher tonnes milled.

First quarter AISC† of $2,155 per ounce was 4% higher than the prior quarter, driven primarily by a 17% decrease in gold sales volumes. AISC† was 7% higher than the prior corresponding quarter due to higher mining and processing costs, partially offset by an 11% increase in gold sales volumes.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	14

Exploration

First quarter exploration expenditure totaled $4.7 million for 5,583 metres drilled across the Waihi District, including Martha Underground and Wharekirauponga.

At Martha Underground, 3,142 metres of resource conversion and definition drilling were completed targeting conversion of Inferred Mineral Resources.

At Wharekirauponga, 2,441 metres of drilling were completed with a continued focus on conversion of Inferred Mineral Resources on the southern-end of the East Graben (“EG”) vein. The Company’s news release titled “OceanaGold Confirms Continuity and Extension of Newly Defined Southern High-Grade Zone at Wharekirauponga” dated April 1, 2026 highlighted holes from the conversion program demonstrating improved confidence in and extension of the EG vein. Increased drilling capacity is expected to be available in the second quarter with the establishment of two additional drilling locations and drills at Wharekirauponga.

There are approximately 34,000 metres of drilling planned across the Waihi District in 2026 at an estimated cost of $25 million.

Waihi North Project

OceanaGold is permitted to develop and operate the WNP, which includes the high-grade Wharekirauponga Underground mine (WUG).

In the first quarter, construction continued on the services trench that will convey power, water and communications between the existing Waihi operations to the Willows surface facilities, as well as at the water treatment plant site. Construction of both the services trench and the water treatment plant are expected to be substantially complete in the second quarter of 2026.

Execution of bulk earthworks commenced at the Willows Portal site in the first quarter, including activities related to drainage, dams, boxcut, roads, magazine and helipad. The mining contractor was mobilized in the first quarter of 2026 and the portal was constructed and decline development began in May 2026.

The following table summarizes the capital and exploration spent on WNP during the periods:

$M	Q1 2026	Q4 2025	Q1 2025
Growth capital[1]	17.1	19.1	4.5
Exploration	2.8	2.5	2.3
Total expenditure	19.9	21.6	6.8

1 WNP costs include study, permitting and property acquisition costs.

Capital is expected to increase in the second quarter, in line with the projected capital guidance for WNP for the year.

One notice of appeal was received in the first quarter which will go to a court hearing in the fourth quarter of 2026. The Company remains confident in the ability to defend this appeal. No injunction has been sought on the current activities and progress for development of WNP continues in line with the plan. The deadline for additional appeals following the receipt of the permit has now closed.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	15

Didipio

Production performance

		Q1 2026	Q4 2025	Q1 2025
Gold Produced[1]	koz	20.4	23.8	20.6
Copper Produced	kt	3.2	3.2	3.4
Ore Mined	kt	349	415	317
Ore Mined Grade - Gold	g/t	1.30	1.62	1.48
Ore Mined Grade - Copper	%	0.48	0.48	0.41
Waste Mined	kt	67	40	28
Mill Feed	kt	1,021	972	1,051
Mill Feed Grade - Gold	g/t	0.72	0.87	0.71
Mill Feed Grade - Copper	%	0.35	0.36	0.36
Gold Recovery	%	86.8	87.6	85.5
Copper Recovery	%	89.9	90.8	87.9
1	Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80% following the listing of 20% of Didipio’s holding company on the Philippines Stock Exchange.

First quarter gold production was 14% lower than the prior quarter primarily driven by lower ore tonnes mined at lower gold grade, as a result of the planned mine sequence. This was partially offset by a 5% increase in mill feed due to increased plant availability. Waste tonnes mined during the quarter increased by 68% from the prior quarter as underground activity was focused on increasing lateral development in accordance with the mine plan.

First quarter gold production was in line with the prior corresponding quarter. A 10% increase in ore tonnes mined was offset by a 12% decrease in ore grade mined, as a result of the implementation of underground mining rate initiatives and the stope sequence.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	16

Financial performance

		Q1 2026	Q4 2025	Q1 2025
Gold Sales	koz	22.6	20.6	17.8
Copper Sales	kt	3.3	2.9	3.2
Average Gold Price Received	$/oz	5,049	4,355	2,858
Average Copper Price Received	$/lb	6.10	5.35	4.27
Cash Costs†	$/oz	748	883	871
AISC†2	$/oz	1,298	1,422	1,130
Unit Costs
Mining Cost[1]	$/t mined	51.23	45.74	43.74
Processing Cost	$/t milled	8.93	10.42	7.00
G&A Cost	$/t milled	13.51	18.95	9.65
1	Mining unit costs include allocation of any capitalized mining costs.
2	Excludes the Additional Government Share under the Financial or Technical Assistance Agreement (“FTAA”) at Didipio as it is considered to be in the nature of an income tax.

First quarter mining unit costs were 12% higher than the prior quarter primarily due to lower tonnes mined. Mining unit costs were 17% higher than the prior corresponding quarter due to increased planned maintenance costs, partially offset by higher volumes of material mined.

First quarter processing unit costs were 14% lower than the prior quarter due to higher tonnes milled and lower planned maintenance costs. Processing unit costs were 28% higher than the prior corresponding quarter, reflecting lower tonnes milled in the current period and increased costs associated with the planned plant maintenance.

First quarter G&A unit costs were 29% lower than the prior quarter due to higher tonnes milled and lower stock-based compensation following a higher share price-driven charge in the prior quarter. G&A unit costs were 40% higher than the prior corresponding quarter due to lower tonnes milled and higher stock-based compensation expense.

First quarter AISC† of $1,298 per ounce was 9% lower than the prior quarter due to higher copper by-product credits and an equivalent increase in gold sales. The impact was partially offset by higher sustaining capital costs related to mining infrastructure and equipment to support increased mining productivity. First quarter AISC† was 15% higher than the prior corresponding quarter due to increased sustaining capital and royalties, partially offset by higher copper by-product credits and higher gold sales.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	17

FTAA - Additional Government Share

$M	Q1 2026	Q4 2025	Q1 2025
Gross mining revenue	158.1	122.1	78.3
Less: Allowable deductions[1]	(60.3)	(70.5)	(41.8)
Less: Amortization deduction[2]	(3.3)	(3.2)	(3.3)
Net Revenue per the FTAA	94.5	48.4	33.2
Entitlement share	60%	60%	60%
Total Government Share[3] (60% of Net Revenue per the FTAA)	56.7	29.1	19.9
Deduct: Free-carried interest	(3.0)	(2.6)	(1.8)
Deduct: Production taxes	(11.0)	(10.0)	(5.3)
Deduct: Income tax	(20.6)	(13.6)	(5.3)
Additional Government Share	22.1	2.9	7.5
1	Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes expenses relating to mining, processing, exploration, capitalized deferred stripping costs, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2	The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021 and ending in 2034.
3	All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.

The Didipio Mine is held under the FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retroactively to 2019, for another 25-year period until June 2044.

Under the FTAA, “Net Revenue” is the gross mining revenue derived from operations, less allowable deductions and an amortization deduction. The Philippine Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government and other deductions.

The first quarter Additional Government Share of $22.1 million has been accrued, with the payment occurring annually in April of each year in respect of the preceding year. The Company made an Additional Government Share payment of $37.2 million in April 2026 related to the 2025 amount accrued at December 31, 2025 (April 2025: paid $8.1 million).

Exploration

First quarter exploration expenditure totaled $1.3 million for a total of 8,300 metres drilled.

Underground drilling totaled 2,135 metres in the first quarter, targeting conversion of Inferred Mineral Resources in Panel 3 from one drill rig, with two more drill rigs expected to mobilize in the second quarter.

A total of 6,166 metres were drilled from surface in the quarter at the True Blue target with the goal of adding new Mineral Resources and evaluating the lateral extent of the mineralization. True Blue is an area of known mineralization 800 metres northeast of the Didipio Mine.

There are approximately 27,600 metres of underground drilling and 10,300 metres of surface drilling planned at Didipio in 2026 at an estimated cost of $10 million.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	18

Projects

On March 27, 2026, the Company released an updated NI 43-101 technical report for Didipio entitled “NI 43-101 Technical Report - Didipio, Gold/Copper Operations Luzon Island, Philippines”, with an effective date of December 31, 2025.

Other Properties

Regional Exploration Programs

During and after the period, the Company continued to advance its regional exploration strategy in the United States on its two earn-in transactions.

Brewer (South Carolina)

The Company has an earn-in joint venture agreement with Carolina Rush relating to the Brewer Gold-Copper Project in South Carolina (the “Brewer Project”), which includes a minimum commitment of funding $1.5 million in exploration expenditures by November 26, 2026. The agreement provides for an option for OceanaGold to earn up to an 80% interest in the project by funding up to an aggregate of $20 million in staged exploration expenditures and exercising the underlying Brewer option by December 31, 2030.

During the quarter, 3,579 metres of drilling was completed on three holes. The holes tested deep porphyry-style targets beneath the main Brewer Project alteration zone. Early results have advanced the understanding of the system and will help define next steps for the partnership. Assay results from two holes are still pending.

TJ, Jake Creek, Hot Creek (Nevada)

The Company has earn-in joint venture agreements with Headwater Gold Inc. (“Headwater”) to explore each of the TJ, Jake Creek and Hot Creek projects in Nevada, which include a minimum commitment of funding an aggregate of $2.5 million in exploration expenditures across the three projects by October 15, 2027. The agreements provide for staged expenditures of up to an aggregate of $65 million across the projects to earn up to a 65% interest in each project, with an option to earn a further 10% interest (for a total of 75%) in each project upon completion of a PFS and granting Headwater a 1% net smelter return royalty.

During the quarter, the initial drill program at TJ was completed, with five holes totalling 1,335 metres. Full assay results are pending. Ground mapping, sampling and geophysics were completed at Jake Creek during the quarter resulting in several drill targets being defined. These will be further tested in the second quarter.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	19

Consolidated Financial Results

Revenue

		Q1 2026	Q4 2025	Q1 2025
Gold	$M	662.6	615.4	327.4
Copper	$M	44.1	33.4	29.9
Silver	$M	11.5	7.4	5.4
Treatment, refining and selling costs	$M	(3.7)	(3.8)	(2.8)
Net revenue	$M	714.5	652.4	359.9
Average Gold Price received	$/oz	4,894	4,227	2,858
Average Copper Price received[1]	$/lb	6.10	5.35	4.27

1 The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.

First quarter revenue of $714.5 million was 10% higher than the prior quarter due to a 16% increase in the average realized gold price combined with a 7% decrease in gold sales volumes. First quarter revenue was approximately double the prior corresponding quarter primarily due to a 71% higher average realized gold price and an 18% increase in gold sales volumes, with additional benefit from record realized copper and silver prices.

Operating Expenses

$M	Q1 2026	Q4 2025	Q1 2025
Cost of sales, excluding depreciation and amortization	226.8	231.3	142.9
Depreciation and amortization	84.0	81.1	53.7
General and administration	36.3	38.2	10.6
Indirect taxes	9.0	8.5	4.8
Additional Government Share[1]	22.1	2.9	7.5
Total Operating Expenses	378.2	362.0	219.5
1	Refer to the Didipio section in this MD&A for more details.

Cost of Sales, excluding depreciation and amortization

Variance explanations are covered in the AISC† section of the “Results Overview” and the “Financial Performance” sections of each mining operation.

Depreciation and Amortization

First quarter depreciation and amortization was in line with the prior quarter and 56% higher than the prior corresponding quarter. Depreciation and amortization was primarily impacted by the mining profiles at Haile and Macraes, as capitalized costs related to the Ledbetter Phase 3 and Innes Mills Phase 8 stripping campaigns are depreciated over unit-of-production.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	20

General and Administration

First quarter G&A expense was lower than the prior quarter and included a stock-based compensation expense of $21.3 million. The prior quarter included a larger share-price increase within the reporting period that resulted in a higher fair-value remeasurement of cash-settled share-based awards.

First quarter G&A expense was higher than the prior corresponding quarter, primarily reflecting the 267% increase in the Company’s share price since January 1, 2025, which has driven the increase in stock-based compensation expense through ongoing remeasurement of cash-settled awards.

Additional Government Share

Variance explanation is covered in Didipio’s “FTAA - Additional Government Share” section of this MD&A.

Other (expenses) / income and taxation

$M	Q1 2026	Q4 2025	Q1 2025
Gain (Loss) on disposal of non-current assets	-	(8.6)	-
Foreign exchange (loss) gain	(0.1)	1.9	(0.8)
Interest expense and finance costs	(2.5)	(3.6)	(3.3)
Interest income	3.5	3.6	1.5
Net impairment reversal	-	176.2	-
NYSE listing costs	(1.0)	(0.9)	-
Other (expense) income	(2.5)	3.1	(1.3)
Total Other (expenses) income	(2.6)	171.7	(3.9)
Income tax expense recognized in net profit	(98.3)	(128.3)	(35.3)

Loss on disposal of assets

The loss on disposal of assets in the previous quarter relates to disposals of mineral properties and plant and equipment in the ordinary course of business, which does not occur regularly.

Interest expense and finance costs

First quarter interest expense and finance costs primarily relate to leases and accretion of asset retirement obligation liability. There is no bank debt outstanding with remaining debt previously repaid in the first quarter of 2025.

Net Impairment Reversal

In the fourth quarter of 2025, a net pre-tax historical impairment at Haile of $176.2 million was reversed in response to sustained elevated gold prices throughout 2025 being reflected in longer term price forecasts.

Income tax expense

First quarter income tax expense was 23% lower than the prior quarter, primarily due to reversal of the historical impairment at Haile in the prior quarter.

First quarter income tax expense was 178% higher than the prior corresponding quarter, primarily due to increased operational profits and a reduction in available tax losses.

† See “Non-IFRS Financial Information”.

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Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Gold Produced[1] (koz)	130.1	157.4	103.5	119.5	117.4	150.9	134.9	98.2
Copper Produced[1] (kt)	3.2	3.2	3.1	3.7	3.4	3.1	3.4	2.8
Average Gold Price received ($/oz)	4,894	4,227	3,476	3,293	2,858	2,665	2,511	2,385
Average Copper Price received ($/lb)	6.10	5.35	4.44	4.36	4.27	4.16	4.15	4.58
Revenue	714.5	652.4	448.5	432.4	359.9	427.3	345.2	251.2
EBITDA†	416.7	543.2	205.0	217.1	192.0	246.4	157.0	112.4
Adjusted EBITDA†	417.8	374.0	210.7	219.5	193.0	251.3	162.8	109.0
AISC†	2,094	1,761	2,333	2,027	1,796	1,563	1,729	2,131
Free Cash Flow†	255.2	259.4	94.4	120.1	68.8	146.5	65.7	31.2
Adjusted net profit†[2]	229.5	201.7	92.9	116.5	100.7	106.9	65.7	30.6
Net profit[2]	228.4	327.7	87.2	114.1	99.7	102.0	59.9	34.0
Earnings per share[2]
Basic	$1.02	$1.44	$0.38	$0.49	$0.43	$0.43	$0.25	$0.14
Diluted	$1.01	$1.42	$0.37	$0.49	$0.42	$0.42	$0.25	$0.14
1	Production is shown on a 100% basis as all operations are controlled by OceanaGold.
2	Attributable to the shareholders of the Company.

The most significant factors causing variation in the quarterly results are changes in: the gold and copper price and timing of sales; production levels reflecting the variability in the grade of ore mined at each of the operations and associated movements in inventories; gold and copper recoveries; and the timing of deferred stripping costs, including amortization of those costs and changes in the cost of goods, services, and labour, which have been impacted by persistent high levels of global inflation, and more recently, the impact of higher oil prices arising from the Iran conflict.

Notably, realized average gold prices have increased over 100% between the second quarter of 2024 and first quarter of 2026, which has directly translated into higher revenue, cash flow and profitability.

Refer to the Net Impairment Reversal commentary in the Other (expenses) / income and taxation section above where reversal of the remaining historical impairment is described. After tax effects, the net impairment reversal increased Net Profit by $133.0 million in the fourth quarter of 2025, which was excluded in the calculation of Adjusted Net Profit† for that period.

In the second quarter of 2024, there was a gain on sale of the Company’s interest in the Blackwater project for cash consideration of $30.0 million, resulting in a pre-tax gain of $17.6 million.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	22

Liquidity and Capital Resources

Balance Sheet

$M	March 31, 2026	December 31, 2025
Cash and cash equivalents	620.1	476.5
Other Current Assets	271.7	255.3
Non-Current Assets	2,581.9	2,523.6
Total Assets	3,473.7	3,255.4
Current Liabilities	615.4	505.7
Non-Current Liabilities	364.1	378.5
Total Liabilities	979.5	884.2
Total Shareholders’ Equity	2,390.7	2,267.1
Non-controlling interest	103.5	104.1

Current assets increased $160.0 million during the three months ended March 31, 2026 primarily due to a $143.6 million increase in cash (refer to the “Cash Flows” section below).

Non-current assets increased by $58.3 million during the three months ended March 31, 2026 primarily due to mining asset and property, plant and equipment additions at all sites, including deferred stripping costs at Haile and Macraes, and capitalized mining related to underground development at all sites, partially offset by depreciation and amortization of mining assets and property, plant and equipment.

Current liabilities increased by $109.7 million during the three months ended March 31, 2026 driven by a $61.9 million increase in trade and other payables. This increase reflected a $22.1 million increase in the Additional Government Share accrual, a $15.0 million share purchase obligation under the Company’s share buyback program and higher payables associated with increased activity levels. Employee benefits increased by $3.0 million, the net of stock-based compensation expense, reclassification of balances from non-current and the settlement of the cash element of vested share rights during the quarter. In addition, taxes payable increased by $45.9 million reflecting higher profitability at all sites.

Non-current liabilities decreased $14.4 million during the three months ended March 31, 2026, with stock-based compensation-related employee benefits of $30.3 million reclassified as current, partially offset by an increase in deferred tax liabilities of $11.7 million and leases of $4.9 million.

The decrease of $0.6 million in non-controlling interest relates to the $7.0 million share in earnings partially offset by $7.6 million of dividend payments for the 20% minority interest at Didipio during the period.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	23

Cash Flows

$M	Q1 2026	Q4 2025	Q1 2025
Cash flows provided by Operating Activities	381.5	358.2	171.6
Cash flows used in Investing Activities	(126.3)	(98.8)	(102.8)
Free Cash Flow†	255.2	259.4	68.8
Cash flows used in Financing Activities	(108.4)	(118.0)	(35.9)
Effect of exchange rate changes on cash and cash equivalents	(3.2)	0.2	1.2
Net increase in cash and cash equivalents	143.6	141.6	34.1

Cash flows provided by operating activities for the first quarter were 7% higher than the prior quarter. Higher gold revenue was offset by the settlement of the cash element of vested share rights. First quarter cash flows provided by operating activities were 122% higher than the prior corresponding quarter mainly due to increased revenue associated with higher realized gold prices and increased gold sales.

Cash flows used in investing activities for the first quarter of $126.3 million reflect increases from the prior and prior corresponding quarters due to higher growth capital related to WNP and the Palomino Underground Project at Haile.

Cash flows used in financing activities for the first quarter of $108.4 million primarily reflected share buybacks of $76.7 million, dividends paid to OceanaGold shareholders and OceanaGold (Philippines), Inc. (“OGP”) shareholders of $20.3 million and $7.6 million, respectively, and equipment lease principal repayments of $3.8 million.

In the prior quarter, cash flows used in financing activities were $118.0 million primarily reflecting $95.5 million of share buybacks, $6.8 million and $6.4 million of dividends paid to OceanaGold shareholders and OGP shareholders respectively, and equipment lease principal repayments of $9.3 million.

Cash flows used in financing activities in the prior corresponding quarter of $35.9 million reflect share buy-backs, dividends and repayment of leases.

First quarter Free Cash Flow† of $255.2 million was marginally lower than the prior quarter primarily due to lower gold sales, partially offset by higher realized gold prices.

Free Cash Flow† was significantly higher than the prior corresponding quarter primarily due to higher realized gold prices and increased gold sales.

† See “Non-IFRS Financial Information”.

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Debt Management and Liquidity

$M	March 31, 2026	December 31, 2025
Amounts drawn under the revolving credit facility	-	-
Total debt	-	-
Cash and cash equivalents	620.1	476.5
Net Cash†	620.1	476.5

As at March 31, 2026, the Company was in a Net Cash† position of $620.1 million compared to $476.5 million as at December 31, 2025 reflecting strong Free Cash Flow† generation.

The Company has an undrawn revolving credit facility (the “Facility”) with seven leading international banks for a total of $200 million plus a $50 million uncommitted accordion. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31, 2027.

During the fourth quarter of 2024, the Company repaid all amounts drawn under the Facility and has not re-drawn since. As a result, there are no amounts drawn under the Facility as at March 31, 2026 (December 31, 2025: nil). As at March 31, 2026, the Company was in compliance with all covenant obligations related to the Facility.

The Company had immediately available Liquidity† of $820.1 million at March 31, 2026 (December 31, 2025: $676.5 million), comprised of $620.1 million (December 31, 2025: $476.5 million) in cash and $200.0 million (December 31, 2025: $200.0 million) in undrawn funds under the Facility. The increase in Liquidity† primarily relates to higher cash balances resulting from Free Cash Flow† generation, as noted above.

As at March 31, 2026, the Company was in a net current asset position of $276.4 million compared to $226.1 million as at December 31, 2025.

Share Buyback

In July 2025, the Company received approval from the TSX to buyback up to 23 million common shares, pursuant to a Normal Course Issuer Bid ("NCIB") in the open market through the facilities of the TSX or alternative Canadian trading systems up until mid-2026. In April 2026, the NCIB was amended to permit repurchases to also be conducted on the NYSE.

Around the same time, the TSX accepted the Company's entry into an automatic securities purchase plan ("ASPP") in connection with the NCIB. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackouts. As at March 31, 2026, an obligation to purchase shares for total consideration of $15.0 million (December 31, 2025: nil) was recognized under the ASPP.

In 2025, the Company completed the maximum $175 million in share buybacks under the share repurchase program for that year.

On February 18, 2026, the Board of Directors approved additional share buybacks to a maximum of $350 million of common shares in the open market through the facilities of the TSX or alternative Canadian trading systems under the NCIB program. During the first quarter of 2026, the Company repurchased and cancelled 2.1 million common shares for consideration of $76.7 million at an average price of CAD$50.82 per share.

† See “Non-IFRS Financial Information”.

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Hedging

The Company does not hedge any of its current or future gold sales, nor does it have any prepay agreements or royalty financing arrangements, so has benefited fully from the rising gold price.

The Company has a hedging program covering up to 80% of the forecast diesel consumption at Haile and Macraes through the end of Q1 2027 and will include Waihi and Didipio in the 2027 hedging program. The resulting hedging arrangements consist of monthly cash-settled swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:

•	US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile, split into even monthly amounts; and
•	Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes, split into even monthly amounts.

The Company has elected to apply hedge accounting to these diesel hedging arrangements. During the three months ended March 31, 2026, the Company recorded realized gains of $2.7 million within cost of sales and unrealized gain of $10.9 million in other comprehensive income as a result of the hedging arrangements.

There are no other hedges related to gold, silver, copper or currencies.

Capital Commitments

Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Macraes, Waihi and Didipio. The Company’s capital commitments as at March 31, 2026, are as follows:

As at March 31, 2026 $M	Capital Commitments
Within 1 year	85.5

Related Party Transactions

Related party transactions during the period relates to key management personnel compensation, including salaries, short term incentives, directors' fees and share-based payments of $13.0 million.

† See “Non-IFRS Financial Information”.

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Outstanding Share Data

The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	May 6, 2026
Common shares	223,764,823
Performance share rights	4,992,633
Deferred units	437,518

Non-IFRS Financial Information

Throughout this MD&A, the Company has provided measures prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) as well as certain non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.

These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.

Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share

These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses and reversals, write-downs, foreign exchange (gains)/losses, gain on sale of assets and listing costs.

† See “Non-IFRS Financial Information”.

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The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q1 2026	Q4 2025	Q1 2025
Net profit[1]	228.4	327.7	99.7
Foreign exchange loss (gain)	0.1	(1.9)	0.8
Impairment reversal	-	(176.2)	-
NYSE listing costs	1.0	0.9	-
Write-down of assets	-	8.0	0.2
Tax expense on impairment reversal	-	43.2	-
Adjusted net profit[1]	229.5	201.7	100.7
Weighted average number of common shares - fully diluted	226.6	230.2	238.3
Adjusted earnings per share	1.01	0.88	0.42

1 Attributable to the shareholders of the Company.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

$M	Q1 2026	Q4 2025	Q1 2025
Net profit	235.4	333.8	101.2
Depreciation and amortization	84.0	81.1	53.7
Net interest (income) expense and finance costs	(1.0)	-	1.8
Income tax expense on earnings	98.3	128.3	35.3
EBITDA	416.7	543.2	192.0
Foreign exchange loss (gain)	0.1	(1.9)	0.8
Impairment reversal	-	(176.2)	-
NYSE listing costs	1.0	0.9	-
Write-down of assets	-	8.0	0.2
Adjusted EBITDA	417.8	374.0	193.0
Revenue	714.5	652.4	359.9
Adjusted EBITDA Margin	58%	57%	54%

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	28

Cash Costs and AISC

Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of the Company’s mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product allocations and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation in the year of vesting. Cash Costs are reduced by copper and silver by-product cost allocations that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cost of sales, excl. depreciation and amortization	226.8	231.3	142.9
Indirect taxes	9.0	8.5	4.8
Selling costs	3.7	3.8	2.8
Non-cash stock-based compensation adjustments[2]	(9.0)	(26.8)	(3.4)
By-product allocation	(55.6)	(40.9)	(35.3)
Total Cash Costs (net)	174.9	175.9	111.8
Sustaining capital and leases	40.3	53.3	26.8
Deferred stripping and capitalized mining	45.9	26.5	55.3
Corporate general & administration[3]	19.9	(1.6)	10.4
Onsite exploration and drilling	3.2	0.3	1.6
Total AISC	284.2	254.4	205.9
Gold sales (koz)	135.4	145.7	114.6
Cash Costs ($/oz)	1,292	1,207	976
AISC ($/oz)[1]	2,094	1,761	1,796

1	Excludes the Additional Government Share related to the FTAA at Didipio of $22.1 million for the first quarter of 2026 and $2.9 million for the fourth quarter of 2025, as it is considered in the nature of an income tax.
2	Reflects the adjustment in AISC to stock-based compensation settled in cash over the year of vesting. Total Cash Costs include cash settled stock-based expenses of $6.7 million for the first quarter of 2026, $0.9 million for the fourth quarter of 2025 and $0.2 million for the first quarter of 2025.
3	Corporate general & administration includes $7.4 million in cash settled stock-based compensation for the first quarter of 2026, $3.2 million for the fourth quarter of 2025 and $1.3 million for the first quarter of 2025.

† See “Non-IFRS Financial Information”.

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The following tables provide a reconciliation of Cash Costs and AISC for each operation:

Haile

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	79.8	83.5	45.6
By-product allocation	(1.2)	(1.0)	(1.9)
Inventory adjustments	5.4	(5.8)	(3.0)
Freight, treatment and refining charges	0.2	0.1	0.2
Total Cash Costs (net)	84.2	76.8	40.9
Sustaining capital and leases	18.7	23.0	10.4
Deferred stripping and capitalized mining	21.2	15.2	36.4
Onsite exploration and drilling	0.9	-	0.8
Total AISC	125.0	115.0	88.5
Gold sales (koz)	47.3	50.3	57.2
Cash Costs ($/oz)	1,779	1,529	715
AISC ($/oz)	2,637	2,295	1,551

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Macraes

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	45.1	49.8	39.2
By-product allocation	(0.1)	(0.2)	(0.1)
Royalties	6.7	7.8	0.7
Inventory adjustments	(5.9)	(10.5)	(7.6)
Freight, treatment and refining charges	0.6	0.6	0.2
Total Cash Costs (net)	46.4	47.5	32.4
Sustaining capital and leases	8.6	16.6	9.4
Deferred stripping and capitalized mining	15.8	3.8	12.3
Onsite exploration and drilling	1.2	1.0	0.6
Total AISC	72.0	68.9	54.7
Gold sales (koz)	47.9	53.7	23.7
Cash Costs ($/oz)	970	885	1,369
AISC ($/oz)	1,506	1,286	2,313

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

† See “Non-IFRS Financial Information”.

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Waihi

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	34.2	40.2	26.8
By-product allocation	(6.3)	(4.1)	(2.1)
Royalties	2.8	3.4	0.5
Inventory adjustments	(3.4)	(6.2)	(2.3)
Add: Freight, treatment and refining charges	0.1	0.1	0.1
Total Cash Costs (net)	27.4	33.4	23.0
Sustaining capital and leases	4.9	6.8	4.3
Deferred stripping and capitalized mining	4.7	3.4	4.7
Onsite exploration and drilling	1.1	(0.1)	0.2
Total AISC	38.1	43.5	32.2
Gold sales (koz)	17.6	21.1	15.9
Cash Costs ($/oz)	1,556	1,584	1,445
AISC ($/oz)	2,155	2,068	2,019

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Didipio

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	41.1	42.9	32.1
By-product allocation	(48.0)	(35.6)	(31.2)
Royalties	3.5	2.5	1.6
Indirect taxes	8.3	6.6	4.7
Inventory adjustments	7.8	(2.9)	4.5
Freight, treatment and refining charges	4.2	4.7	3.8
Total Cash Costs (net)	16.9	18.2	15.5
Sustaining capital and leases	8.1	6.9	2.7
Deferred stripping and capitalized mining	4.2	4.1	1.9
General & administration[2]	0.1	0.7	0.1
Onsite exploration and drilling	-	(0.3)	-
Total AISC	29.3	29.6	20.2
Gold sales (koz)	22.6	20.6	17.8
Cash Costs ($/oz)	748	883	871
AISC[1] ($/oz)	1,298	1,422	1,130

1	Beginning in the first quarter of 2025, Didipio’s AISC calculation includes local corporate G&A costs.
2	Excludes the Additional Government Share related to the FTAA at Didipio of $22.1 million and $2.9 million for the first quarter of 2026 and fourth quarter of 2025, respectively, as it is considered in the nature of an income tax.

Net Cash/(Debt)

Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. A reconciliation of this measure is provided in the “Liquidity and Capital Resources - Debt Management and Liquidity” section of this MD&A.

† See “Non-IFRS Financial Information”.

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Liquidity

Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities. The following table provides a reconciliation of Liquidity:

$M	March 31, 2026	December 31, 2025
Cash and Cash Equivalents	620.1	476.5
Funds available to be drawn under the Facility	200.0	200.0
Liquidity	820.1	676.5

Operating Cash Flow before working capital movements

Operating Cash Flow before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital. The following table provides a reconciliation of Operating Cash Flow before working capital movements :

$M, except per share amounts	Q1 2026	Q4 2025	Q1 2025
Cash provided by operating activities	381.5	358.2	171.6
Changes in working capital	(46.9)	(79.6)	25.2
Cash flows provided by operating activities before changes in working capital	334.6	278.6	196.8

Free Cash Flow

Free Cash Flow is calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q1 2026	Q4 2025	Q1 2025
Cash flows provided by Operating Activities	381.5	358.2	171.6
Cash flows used in Investing Activities	(126.3)	(98.8)	(102.8)
Free Cash Flow	255.2	259.4	68.8

Leverage Ratio

Leverage Ratio is calculated as Net Cash/(Debt) divided by Adjusted EBITDA for the preceding 12-month period. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q1 2026	Q4 2025	Q1 2025
Net Cash/(Debt)	620.1	476.5	227.6
Adjusted EBITDA	1,222.0	997.2	716.1
Leverage Ratio	0.00x	0.00x	0.00x

† See “Non-IFRS Financial Information”.

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Internal Controls Over Financial Reporting

Internal Control Over Financial Reporting

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. As a result, even those systems of internal control over financial reporting determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management has used the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.

Management has determined that there have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2026 which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In preparation for and as a result of the Company’s listing on the NYSE on April 7, 2026, Management is continuing to expand the Company’s control framework to meet the standards of operating effectiveness that will be required to satisfy the requirements of the U.S. Sarbanes-Oxley Act of 2002.

Accounting Estimates, Policies and Changes

The preparation of financial statements in conformity with IFRS requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s material accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of OceanaGold’s condensed interim consolidated financial statements for the quarter ended March 31, 2026.

Risks and Uncertainties

This MD&A contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available under the Company’s profile on SEDAR+ at sedarplus.ca and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	33

Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.

Notes to Reader

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the Company’s planned production, cost and capital Guidance for 2026; the future financial and operating performance of the Company and its mining projects and the anticipated benefits therefor; the development, expansion and operation of the Company’s mining projects; anticipated production levels and mine lives; the estimation, realization and classification of Mineral Reserves and Mineral Resources; costs of production; estimates of growth capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits and mines; the availability of, and access to, labour, equipment, power, diesel, water and other inputs; the timing, cost and outcome of development, construction and expansion activities; timing for achieving first ore at Palomino Underground in 2028; the timing for submission of the MP4 Fast-track application in mid-year 2026 for the required permits for the ongoing mine life extension plans at Macraes; the potential for mine life extension at Macraes into the 2040s; the timing for completion of the services trench, and water treatment plant and commencement of decline development at WNP; costs and timing of future exploration and drilling programs, including the Company’s site and regional exploration programs; the timing for anticipated increased drilling capacity at Wharekirauponga; water management initiatives and strategies and tailings management initiatives at the Company’s operations; requirements for additional capital; the adequacy of current financial resources and cash reserves; governmental regulation of mining operations and exploration operations; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; the amount of and timing for anticipated purchases under the NCIB program; the payment of dividends in future periods; compliance with applicable environmental, social, health and safety and other regulatory requirements; geotechnical and operational conditions; social licence to operate and stakeholder relationships; competition for mineral properties; the availability and terms of financing; foreign operations and political, economic and regulatory conditions in the jurisdictions in which the Company operates; expectations regarding the impacts of the U.S.-Iran international conflict on the Company’s operations, including potential impacts to operating and capital costs; governmental regulation of mining operations and exploration operations; fluctuations in commodity prices, including gold, copper and silver, and foreign exchange rates; the expected inclusion of Waihi and Didipio in the Company’s hedging program; anticipated environmental risks; title disputes or claims; the limitations and adequacy of insurance coverage; title matters, disputes and land access; changes in laws, taxation and accounting standards; and the timing and possible outcome of pending legal proceedings, regulatory matters and other disputes, including an appeal to the permit approval for WNP.

All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

† See “Non-IFRS Financial Information”.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company’s production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the recent U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”), which are available under the Company’s profile on SEDAR+ at sedarplus.ca and sec.gov, respectively, and on the Company’s website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

† See “Non-IFRS Financial Information”.

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The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this MD&A was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Exchange Act of 1934, as amended. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this MD&A may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Qualified Persons

Mr. Greg Hollett, the Company’s Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this MD&A.

Mr. Euan Leslie, the Company’s Group Mining Engineer, and Mr. Knowell Madambi, the Company’s Manager - Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this MD&A.

Messrs. Leslie and David Townsend, the Company’s Manager - Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this MD&A.

Mr. Phillip Jones, the Company’s Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this MD&A.

Mr. Keenan Jennings, the Company’s Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

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